UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 24, 2011

By: /s/ Gregory A.C. Yull__________________________

      Gregory A.C. Yull, President & Chief Executive Officer

TSX

SYMBOL:  ITP

Intertape Polymer Group Files

Amended and Restated Financial Statements

MONTREAL, QUEBEC and BRADENTON, FLORIDA – March 24, 2011 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") has filed on SEDAR in Canada and on Edgar in the U.S. amended and restated Consolidated Financial Statements and related notes for the year ended December 31, 2010 to correct a clerical error and to make certain other minor modifications.  The corrected clerical error appears on page 15, Consolidated Balance Sheets, where the subtotal for current assets was changed from “221,747” to “215,988”.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

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